Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and among

NATIONAL PLANNING HOLDINGS, INC.,

SII INVESTMENTS, INC.,

NATIONAL PLANNING CORPORATION,

IFC HOLDINGS, INC.

INVESTMENT CENTERS OF AMERICA, INC.,

LPL FINANCIAL LLC

and

BROOKE HOLDINGS LLC

(solely for the purposes of Section 7.12)

Dated as of August 15, 2017

i

ii

Exhibits

Exhibit A	List of Client Accounts

Exhibit B	Form of Assignment and Assumption

Exhibit C	Form of Bill of Sale

Exhibit D	Communications and Retention Plan

Exhibit E	Conversion and Integration Plan

Exhibit F	Form of Negative Consent Letter

iii

This ASSET PURCHASE AGREEMENT, dated as of August 15, 2017 (this “Agreement”), is by and among National Planning Holdings, Inc., a corporation organized under the laws of Delaware (“NPH”), SII Investments, Inc., a corporation organized under the laws of Wisconsin (“SII”), National Planning Corporation, a corporation organized under the laws of Delaware (“NPC”), IFC Holdings, Inc., a corporation organized under the laws of Delaware (“IFC”), Investment Centers of America, Inc., a corporation organized under the laws of North Dakota (“ICA” and, together with NPH, SII, NPC and IFC, each, a “Seller” and, collectively, the “Sellers”), LPL Financial LLC, a limited liability company organized under the laws of California (the “Buyer”), and Brooke Holdings LLC, a Delaware limited liability company (“Parent”) (solely for the purpose of Section 7.12). Each of NPH, SII, NPC, IFC, ICA and the Buyer are referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, each of the Sellers are engaged in the Business (as defined below); and

WHEREAS, the Sellers desire to sell and assign to the Buyer, and the Buyer desires to purchase and assume from the Sellers, the Purchased Assets (as defined below) and the Assumed Liabilities (as defined below), on the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. When used in this Agreement, the following terms have the meanings assigned to them in this Section 1.1:

“10% Cap” has the meaning set forth in Section 6.2(b).

“Additional Assumed Liabilities” has the meaning set forth in Section 2.8(b).

“Additional Purchased Assets” has the meaning set forth in Section 2.8(b).

“Advisers Act” means the Investment Advisers Act of 1940.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” of a Person means the power to, directly or indirectly, direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interests, by Contract or otherwise, including, with respect to a corporation, partnership or limited liability company, the direct or indirect ownership of more than 50% of the voting securities of such corporation or the voting interest of such partnership or limited liability company. Notwithstanding the foregoing, with respect to each Seller, the term Affiliate shall refer only to such Seller’s Affiliates within the Prudential plc North American Business Unit.

“Agents” means, with respect to any Person, the officers, directors, managers, employees, counsel, accountants, financial advisors, consultants and other representatives of such Person.

“Aggregate Cap” has the meaning set forth in Section 6.2(b).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Allocation” has the meaning set forth in Section 2.11.

“Applicable Survival Period” has the meaning set forth in Section 6.1(c).

“Assignment and Assumption” has the meaning set forth in Section 2.7(b)(ii).

“Associated Person” has the meaning set forth in Section 3(a)(18) of the Exchange Act or the meaning set forth in Section 202(a)(17) of the Advisers Act, as applicable.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Audited Financial Statements” has the meaning set forth in Section 3.5.

“Bill of Sale” has the meaning set forth in Section 2.7(c)(i).

“Broker” has the meaning set forth in Section 3(a)(4) of the Exchange Act.

“Broker-Dealer” refers to a Seller that is either a Broker or a Dealer, or both.

“Business” means (i) with respect to SII, NPC, IFC and ICA, the provision of Broker-Dealer services and Investment Advisory Services and (ii) with respect to NPH, acting as a Broker-Dealer holding company.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks located in the State of New York are authorized or required by Law to close.

“Business Valuation” means an amount equal to $447.8 million.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Indemnitees” has the meaning set forth in Section 6.2(a).

“Client Account” means an account of a client or customer of any Seller.

“Closing” has the meaning set forth in Section 2.6.

“Closing Assumed Liabilities” has the meaning set forth in Section 2.7(a)(ii).

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Payment” means an amount equal to $325,000,000.

“Closing Purchased Assets” has the meaning set forth in Section 2.7(a)(i).

“Code” means the Internal Revenue Code of 1986.

“Communications and Retention Plan” has the meaning set forth in Section 5.7.

“Confidential Disclosure Letter” has the meaning set forth in the preamble to Article III.

“Confidentiality Agreement” has the meaning set forth in Section 7.4.

“Contingent Payment” means: (a) if the Transferred GDC Percentage is less than or equal to 72%, $0; (b) if the Transferred GDC Percentage is equal to or greater than 93.5%, the Maximum Contingent Payment Amount; and (c) if the Transferred GDC Percentage is greater than 72% but less than 93.5%, an amount equal to (i) the Maximum Contingent Payment Amount multiplied by (ii) a fraction, the numerator of which is the Transferred GDC Percentage (expressed as a decimal) minus 0.72 and the denominator of which is 0.215.

“Contingent Payment Statement” has the meaning set forth in Section 2.9(a).

“Contingent Payment Transferred Client Accounts” means, collectively, (a) 100% of the Client Accounts and the related GDC set forth on Exhibit A that are associated with any Transferred Seller Representative, (b) the Client Accounts identified as “Primary House Accounts” on Exhibit A that are transferred as part of a Conversion and the related GDC set forth on Exhibit A; and (c) the Client Accounts associated with Seller Representatives who do not become Transferred Seller Representatives that are transferred as part of a Conversion and the related GDC set forth on Exhibit A.

“Contract” means any written or oral contract, lease, license, indenture, undertaking or other agreement that is legally binding.

“Covered Losses” has the meaning set forth in Section 6.2(b).

“Conversion” has the meaning set forth in Section 2.8(a). For purposes of this Agreement, a Conversion may be effected by any of the following means: (a) a clearing firm, at an NPH Broker Dealer’s direction, has transmitted to the Buyer (or an Affiliate thereof) by bulk transfer of the Client Account data; (b) a transfer to the Buyer (or an Affiliate thereof) has occurred via the Automated Customer Account Transfer Service (ACATS) process; (c) an NPH Broker-Dealer has sent a change in broker of record communication to a product sponsor for the benefit of the Buyer (or an Affiliate thereof); or (d) an NPH Broker-Dealer has sent a request for a block transfer of Client Accounts to a product sponsor for the benefit of the Buyer (or an Affiliate thereof).

“Conversion and Integration Plan” has the meaning set forth in Section 5.8.

“Conversion Date” has the meaning set forth in Section 2.8(a).

“Conversion Period” means the period commencing on the Closing Date and ending on February 28, 2018.

“Dataroom” has the meaning set forth in Section 1.2.

“Dealer” has the meaning set forth in Section 3(a)(5) of the Exchange Act.

“Deductible” has the meaning set forth in Section 6.2(b).

“Deferred Compensation Plans” means (i) the Invest Financial Corporation Registered Representatives’ Deferred Commissions Plan, (ii) the Investment Centers of America, Inc. Registered Representatives’ Deferred Commissions Plan, (iii) the National Planning Corporation Registered Representatives’ Deferred Commissions Plan, (iv) the SII Investments, Inc. Registered Representatives’ Deferred Commissions Plan, (v) the Invest Financial Corporation Supplemental Profit Sharing Plan and (vi) the Management Deferred Income Plan.

“Disputed Items” has the meaning set forth in Section 2.9(b).

“Dollars” or “$” means the lawful currency of the United States.

“Employee Start Date” means, with respect to each Hired Employee, the date on which such Hired Employee commences employment with the Buyer or its Affiliates.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Filing” has the meaning set forth in Section 3.4(b).

“Financial Statements” has the meaning set forth in Section 3.5.

“FINRA” means the Financial Industry Regulatory Authority.

“Forgivable Notes” has the meaning set forth in Section 2.1(c).

“Form ADV” means the Uniform Application for Investment Adviser Registration.

“Form BD” means the Uniform Application for Broker-Dealer Registration.

“Fundamental Representations” has the meaning set forth in Section 6.1(a).

“GAAP” means generally accepted accounting principles in the United States, consistently applied in accordance with past practices.

“GDC” means the aggregate compensable sales commissions (including any trails), compensable dealer concessions and compensable investment advisory fees generated by the Seller Representatives or otherwise, in each case, on behalf of any Seller and consistent with past practices, as a result of the sale or servicing of Insurance Products, securities products and/or the provision of Investment Advisory Services. The calculation of the trailing twelve-month GDC for each Client Account set forth on Exhibit A as of July 31, 2017 is set forth opposite such Client Account on Exhibit A.

“Governmental Entity” means any federal, state, local, domestic or foreign agency, court, tribunal, administrative body, arbitration panel, department or other legislative, judicial, regulatory, governmental or quasi-governmental entity, including any SRO with competent jurisdiction.

“Hired Employee” means any employee listed on Section 1.1 of the Confidential Disclosure Letter, which shall be amended by the Parties following the Closing to reflect the addition of any employee of the Sellers who accepts employment with the Buyer or any of its Affiliates on or after the Closing Date.

“ICA” has the meaning set forth in the preamble to this Agreement.

“IFC” has the meaning set forth in the preamble to this Agreement.

“Indemnitee” means any Person that is entitled to indemnification pursuant to the provisions of this Agreement.

“Indemnitor” means any Party from which a Person is entitled to indemnification pursuant to the provisions of this Agreement.

“Independent Expert” has the meaning set forth in Section 2.9(d).

“Insurance Agent” means a Person licensed in compliance with applicable insurance law to offer or sell Insurance Products through a Seller or a Subsidiary Company.

“Insurance Products” means any insurance, indemnity, annuity or similar products by which one undertakes to indemnify another as to loss from certain specified contingencies or perils, to pay or grant a specified amount or determinable benefit or annuity in connection with certain specified contingencies or perils or to act as a surety.

“Intellectual Property” means all (i) patents and patent applications, (ii) trademarks, service marks, trademark and service mark applications and registrations, trade dress, logos, trade names, monograms, tag-lines, slogans, brand names and domain names, (iii) copyrights, together with all applications, registrations and renewals therefor and (iv) trade secrets.

“Intercompany Contract” means any Contract between any Seller, on the one hand, and any of its Affiliates, on the other hand.

“Interim Financial Statements” has the meaning set forth in Section 3.5.

“Investment Adviser” has the meaning set forth in Section 202(a)(11) of the Advisers Act.

“Investment Adviser Representative” means a Person who provides Investment Advisory Services on behalf of, and who is supervised by, a Seller.

“Investment Advisory Services” means the provision of services to clients as an Investment Adviser, including separately managed accounts.

“IRS” means the Internal Revenue Service.

“Knowledge” means, (i) in the case of the Sellers, the actual knowledge after reasonable inquiry of Scott E. Romine, Steve Dowden and Gerry A. Gunderson, and (ii) in the case of the Buyer, the actual knowledge after reasonable inquiry of Dan H. Arnold, William Morrissey and Michelle Oroschakoff.

“Law” means, with respect to any Person, any statute, law, code, treaty, ordinance, rule or regulation of any Governmental Entity applicable to such Person.

“Legal Proceeding” means any legal proceeding (whether at law or in equity) or arbitration before, or any formal investigation by, a Governmental Entity.

“Lien” means, with respect to any property or asset, any lien, mortgage, pledge, charge, security interest or other encumbrance in respect of such property or asset.

“Losses” has the meaning set forth in Section 6.2(a).

“Maximum Contingent Payment Amount” means an amount equal to $122,800,000.

“Negative Consent Letter” has the meaning set forth in Section 5.9.

“Notice of Claim” has the meaning set forth in Section 6.5(a).

“Notice of Objection” has the meaning set forth in Section 2.9(b).

“NPC” has the meaning set forth in the preamble to this Agreement.

“NPH” has the meaning set forth in the preamble to this Agreement.

“NPH Broker-Dealers” means, collectively, SII, NPC, IFC and ICA.

“Order” means any award, injunction, judgment, order, writ, decree or ruling entered, issued, made or rendered by any Governmental Entity that possesses competent jurisdiction.

“Organizational Documents” means, with respect to any Person, the articles or certificate of incorporation or organization, certificate of formation, by-laws, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement or such other organizational documents of such Person.

“Parent” has the meaning set forth in the Preamble.

“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.

“Permit” has the meaning set forth in Section 3.4(b).

“Permitted Lien” means Liens that, individually and in the aggregate, do not and would not materially detract from the value of any Purchased Assets or materially interfere with the use thereof as currently used.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization or Governmental Entity.

“Personnel File” means the personnel file maintained by the registration department of the Sellers, which includes records and other information required to be maintained by applicable Law.

“Phase-Out Period” has the meaning set forth in Section 5.14.

“Purchase Price” has the meaning set forth in Section 2.5.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Records” means the books and records of the NPH Broker-Dealers to the extent pertaining to the Transferred Client Accounts (including those that are required to be maintained pursuant to Section 17(a) of the Exchange Act, Section 204 of the Advisers Act, FINRA, state securities and insurance regulators and other applicable rules of any applicable Governmental Entity).

“Registered Representative” means a Person registered with FINRA as a representative of a Seller to offer and sell securities products.

“Review Period” has the meaning set forth in Section 2.9(b).

“SEC” means the United States Securities and Exchange Commission.

“Section 6.5(d) Claim” has the meaning set forth in Section 6.5(b).

“Seller” and “Sellers” have the meanings set forth in the preamble to this Agreement.

“Seller Benefit Plan” means any plan, program, agreement, policy or arrangement, whether or not reduced to writing, and whether covering a single individual or a group of individuals, that is (a) an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, (b) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, (c) a stock ownership, stock bonus, stock purchase, stock option, stock unit, restricted stock, phantom stock, stock appreciation right or other equity or equity-based plan, program, agreement, or arrangement or (d) any other employment, consulting, independent contractor, termination, severance, deferred compensation, retirement, welfare-benefit, bonus, incentive, profit-sharing, savings, retention, change-of-control, fringe-benefit, vacation, disability, death benefit, hospitalization, medical plan, program, agreement, policy or arrangement that or to which a Seller sponsors, maintains, contributes or is obligated to contribute, or under which a Seller has or may have any liability, or which benefits any current or former employee, director, consultant or independent contractor of a Seller or the beneficiaries or dependents of any such Person.

“Seller Indemnitee” has the meaning set forth in Section 6.4(a).

“Seller Intellectual Property” has the meaning set forth in Section 5.14.

“Seller Representatives” means all of the Registered Representatives, Investment Adviser Representatives and Insurance Agents of the Sellers or any Subsidiary Company, as of July 31, 2017 and as set forth on Exhibit A hereto.

“SII” has the meaning set forth in the preamble to this Agreement.

“SRO” means any self-regulatory organization, including FINRA.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Person) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of such Person’s board of directors or other governing body of a non-corporate Person.

“Subsidiary Company” means each of First Dakota, Inc., INVEST Financial Corporation Insurance Agency, Inc. of Delaware and INVEST Financial Corporation Insurance Agency, Inc. of Illinois.

“Tax” or “Taxes” means (a) any United States local, state or federal or foreign income, gross receipts, license, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, social security (or similar including FICA), unemployment, registration, disability, occupation, real property, escheat, unclaimed property, severance, stamp, premium, windfall profits, environmental, customs, duties, capital stock, excise, alternative or add-on minimum, estimated or other taxes of any kind or any charge of any kind in the nature of (or similar to) taxes imposed by a Taxing Authority, including any interest, penalty or addition thereto, in each case whether disputed or not and (b)

any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor.

“Tax Returns” means any return, report, declaration, election or similar statement filed or required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax and including Forms 1099 in respect of Client Accounts.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Third Party Claim” has the meaning set forth in Section 6.5(a).

“Third Party Defense” has the meaning set forth in Section 6.5(b).

“Transfer Taxes” has the meaning set forth in Section 5.12.

“Transferred Client Accounts” means those Client Accounts that are transferred from the NPH Broker-Dealers to the Buyer or its Affiliates as part of a Conversion.

“Transferred DCP Participant” has the meaning set forth in Section 5.10.

“Transferred GDC Percentage” means an amount equal to (a) the aggregate GDC of all the Contingent Payment Transferred Client Accounts divided by (b) the aggregate GDC of all of the Client Accounts set forth on Exhibit A.

“Transferred Seller Representatives” means, with respect to any given date, all of the Seller Representatives who become affiliated with the Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, in each case, regardless of whether any Seller Representative’s affiliation with the Buyer or its Affiliates is subsequently terminated.

“Undisputed Items” has the meaning set forth in Section 2.9(d).

SECTION 1.2. Construction. For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (a) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender shall include the other genders as the context requires; (b) where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; (c) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section or paragraph of this Agreement unless otherwise specified; (e) the word “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation”, unless otherwise specified; (f) a reference to any Party to this Agreement or any other agreement or document shall include such Party’s predecessors, successors and permitted assigns; (g) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (h) any statement in this Agreement to the effect that any information, document or other material has been “furnished” or “made available” by the Sellers shall mean that such information, document or material was included in and available prior to 6:00 p.m. Eastern Time on the day immediately before the Closing Date at the “Project Jet” online datasite hosted by Intralinks (the “Dataroom”); (i) the word “or” shall be disjunctive and not exclusive; and (j) any reference to a statute or regulation is to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute or regulation includes any successor to the section. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

ARTICLE II

PURCHASE AND SALE

SECTION 2.1. Purchase and Sale of the Assets. Subject to the terms and conditions set forth in this Agreement, at the Closing or in connection with any applicable subsequent Conversion in accordance with Section 2.8, as the case may be, in exchange for the Purchase Price, which shall be paid in accordance with Section 2.7 and Section 2.9, the Sellers shall sell, convey, transfer, assign and deliver to the Buyer, free and clear of all Liens, other than any Permitted Liens, and the Buyer shall purchase, acquire and accept from the Sellers, all of the Sellers’ right, title and interest in, to and under the following assets, properties and rights of the Sellers (collectively, the “Purchased Assets”):

(a)    the Sellers’ business relationships, and the goodwill related to such relationships, with the Transferred Seller Representatives, including the right to recruit such Seller Representatives, the Personnel File of each such Transferred Seller Representative, to the extent permitted by applicable Law;

(b)    the Sellers’ business relationships, and the goodwill related to such relationships with the Transferred Client Accounts;

(c)    all outstanding forgivable notes issued by a Seller or one of its Affiliates to a Transferred Seller Representative and set forth on Section 2.1(c) of the Confidential Disclosure Letter (the “Forgivable Notes”); and

(d)    those accounts receivable set forth on Section 2.1(d) of the Confidential Disclosure Letter.

SECTION 2.2. Excluded Assets. Other than the Purchased Assets, the Parties expressly understand and agree that the Buyer is not purchasing or acquiring, and the Sellers are not selling or assigning, any other assets or properties of the Sellers, and all such other assets and properties shall be excluded from the Purchased Assets (the “Excluded Assets”). Excluded Assets include the following assets and properties of the Sellers:

(a)    all intercompany receivables other than those identified on Section 2.1(d) of the Confidential Disclosure Letter.

(b)    all other accounts receivables of the Sellers other than those identified on Section 2.1(d) of the Confidential Disclosure Letter;

(c)    all cash and cash equivalents, bank accounts and securities of the Sellers;

(d)    all assets relating to the Deferred Compensation Plans of the Sellers;

(e)    all Tax assets (including Tax refunds and prepayments) of the Sellers or any of their Affiliates for any period or relating to the Business, the Purchased Assets or the Excluded Liabilities for any taxable period (or portion thereof) ending on or prior to the Closing Date;

(f)    all Contracts other than the Forgivable Notes;

(g)    all Intellectual Property;

(h)    all fixed assets owned by the Sellers;

(i)    all real property leases owned by the Sellers;

(j)    all insurance policies of the Sellers and all rights to applicable claims and proceeds thereunder;

(k)    all Records; and

(l)    except as set forth in Section 2.1, all of the Sellers’ books and records, the corporate seals, organizational documents, minute books, stock books and Tax Returns, except for copies of Tax Returns relating solely to the Purchased Assets or the Assumed Liabilities.

SECTION 2.3. Assumed Liabilities. Subject to the terms and conditions set forth herein, the Buyer shall assume and agree to pay, perform and discharge when due any and all liabilities and obligations of the Sellers arising out of or relating to the Purchased Assets on or after the Closing or the applicable Conversion (other than (i) liabilities or obligations to the extent arising out of the Sellers’ ownership or operation of the Business prior to the Closing or their ownership of the Purchased Assets prior to the Closing or the applicable Conversion (including, for the avoidance of doubt, any breach or non-compliance with Law by any Seller Representative, provided that nothing in this parenthetical shall be construed to diminish the obligations set forth in Section 6.7(a)) and (ii) the other Excluded Liabilities), as the case may be (collectively, the “Assumed Liabilities”), including, without limitation, the following:

(a)    all liabilities and obligations arising under or relating to the Forgivable Notes and the Transferred Client Accounts after the Closing or the applicable Conversion (other than liabilities or obligations to the extent arising out of the Sellers’ ownership or operation of the Business prior to the Closing or their ownership of the Purchased Assets prior to the Closing or the applicable Conversion (including, for the avoidance of doubt, any breach or non-compliance with Law by any Seller Representative, provided that nothing in this parenthetical shall be construed to diminish the obligations set forth in Section 6.7(a)), as the case may be;

(b)    all liabilities and obligations for (i) Taxes relating to the Purchased Assets or the Assumed Liabilities for any taxable period (or portion thereof) beginning after the Closing or the applicable Conversion, as the case may be, and (ii) Taxes for which the Buyer is liable pursuant to Section 5.12.

(c)    all ordinary course accounts payable associated with the other Purchased Assets arising on or after the Closing or the applicable Conversion; and

(d)    all other liabilities and obligations arising out of or relating to the Buyer’s ownership of the Purchased Assets on or after the Closing or the applicable Conversion (other than liabilities or obligations to the extent arising out of the Sellers’ ownership or operation of the Business prior to the Closing or their ownership of the Purchased Assets prior to the Closing or the applicable Conversion (including, for the avoidance of doubt, any breach or non-compliance with Law by any Seller Representative, provided that nothing in this parenthetical shall be construed to diminish the obligations set forth in Section 6.7(a)), as the case may be (including all liabilities and obligations of the Buyer or its Affiliates relating to employee benefits, compensation or other arrangements provided by the Buyer to any Hired Employee or Transferred Seller Representative on or after the Employee Start Date or the Conversion Date, as applicable.

SECTION 2.4. Excluded Liabilities. The Buyer shall not assume and shall not be responsible to pay, perform or discharge any of the liabilities or obligations of the Sellers other than the Assumed Liabilities, including the following liabilities or obligations of the Sellers (collectively, the “Excluded Liabilities”):

(a)    any liabilities or obligations to the extent arising out of the Sellers’ ownership or operation of the Business and the Purchased Assets prior to the Closing or the applicable Conversion, as the case may be (other than those liabilities set forth in Section 2.3(c));

(b)    all intercompany payables;

(c)    all liabilities and obligations arising under or relating to any guarantees related to any real property leases;

(d)    any liabilities or obligations for (i) Taxes and Tax Returns relating to the Business, the Purchased Assets or the Assumed Liabilities for any taxable period or portion thereof ending on or prior to the Closing or the applicable Conversion, as the case may be, (ii) any other Taxes of the Sellers for any taxable period and (iii) Taxes for which Sellers are liable pursuant to Section 5.12;

(e)    any noncompliance by the Sellers or any of their respective Affiliates with the provisions of any bulk sales, bulk transfer or similar Laws;

(f)    any liabilities or obligations, whether arising prior to, on or following the Closing (i) with respect to the Deferred Compensation Plans and the Seller Benefit Plans, including costs associated with the administration thereof, amendments thereto, and any amounts which may be payable to participants thereunder, and (ii) with respect to any current or former employee or independent contractor of any Seller or any Affiliate of any Seller, including any liabilities arising out of or related to the employment, retention or engagement of any employee or independent contractor and the termination of such employee or independent contractor; and

(g)    operation of the Sellers’ businesses after the Closing, including any termination or other fees arising under Contracts other than the Forgivable Notes.

SECTION 2.5. Purchase Price. The aggregate consideration to be paid by the Buyer for the Purchased Assets (the “Purchase Price”) is: (a) an amount in cash equal to (i) the Closing Payment, plus (ii) the Contingent Payment; plus (b) the Buyer’s assumption of the Assumed Liabilities.

SECTION 2.6. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place concurrently with the execution and delivery of this Agreement at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York (the date on which the Closing actually occurs being referred to herein as the “Closing Date”).

SECTION 2.7. Closing Actions and Deliveries.

(a)    At the Closing:

(i)    the Sellers shall sell, convey, transfer, assign and deliver to the Buyer, free and clear of all Liens, other than any Permitted Liens, and the Buyer shall purchase, acquire and accept from the Sellers, all of the Sellers’ right, title and interest in, to and under the Purchased Assets to the extent related to Transferred Client Accounts and Transferred Seller Representatives being converted or transferred at the Closing (the “Closing Purchased Assets”); and

(ii)    the Buyer shall assume and agree to pay, perform and discharge when due any and all Assumed Liabilities to the extent related to Transferred Client Accounts and Transferred Seller Representatives being converted or transferred at the Closing (the “Closing Assumed Liabilities”).

(b)    At the Closing, the Buyer will deliver to the Sellers:

(i)    an amount (by wire transfer of immediately available funds in Dollars to such account or accounts specified by the Sellers to the Buyer prior to the Closing) equal to the Closing Payment; and

(ii)    an assignment and assumption agreement substantially in the form attached here to as Exhibit B (an “Assignment and Assumption”), duly executed by the Buyer and relating to the Closing Assumed Liabilities.

(c)    At the Closing, the Sellers will deliver to the Buyer:

(i)    a bill of sale substantially in the form attached hereto as Exhibit C (a “Bill of Sale”), duly executed by the applicable Sellers and relating to the Closing Purchased Assets;

(ii)    an Assignment and Assumption, duly executed by the applicable Sellers and relating to the Closing Assumed Liabilities; and

(iii)    a properly prepared certificate of non-foreign status under Treas. Reg. §1.1445-2(b)(2), duly executed by each Seller.

SECTION 2.8. Post-Closing Conversions.

(a)    During the Conversion Period, the Sellers and the Buyer will convert (whether by means of bulk transfer or otherwise) Client Accounts to the Buyer (each a, “Conversion”) and transfer the association of the applicable Seller Representatives from the applicable Seller to the Buyer, in each case, in accordance with the Conversion and Integration Plan (the date on which a Conversion is effected shall be referred to herein as a “Conversion Date”) and, with respect to the Seller Representatives, the requirements set forth in Section 5.6(a).

(b)    With respect to each Client Account and Seller Representative being converted/transferred on a Conversion Date, (i) the Sellers shall sell, convey, transfer, assign and deliver to the Buyer, free and clear of all Liens, other than any Permitted Liens, and the Buyer shall purchase, acquire and accept from the Sellers, all of the Sellers’ right, title and interest in, to and under the Purchased Assets to the extent related to such Transferred Client Account or Transferred Seller Representative (with respect to each such Conversion, the “Additional Purchased Assets”); (ii) the Buyer shall assume and agree to pay, perform and discharge when due any and all Assumed Liabilities to the extent related to such Transferred Client Account or Transferred Seller Representative (with respect to each such Conversion, the “Additional Assumed Liabilities”), in each case, on the Conversion Date on which such Transferred Client Account and Transferred Seller Representative transfers to the Buyer; and (iii) all custodial-related and client fees (including any account termination or transfer fees, IRA fees and inactive account fees) shall be borne by the Buyer at cost (whether paid directly by the Buyer or reimbursed to the Sellers at cost).

(c)    With respect to each Conversion:

(i)    the Buyer will deliver to the Sellers: (A) an Assignment and Assumption, duly executed by the Buyer and relating to the Additional Assumed Liabilities being assumed by the Buyer in such Conversion; and (B) a certificate executed by an authorized officer of the Buyer, dated as of the Conversion Date with respect to such Conversion, stating that as of the Conversion Date:

(1)    the representations and warranties of the Buyer set forth in Section 4.3, Section 4.4, Section 4.5, Section 4.8 and Section 4.9 and made as of the applicable Conversion Date shall be true and correct in all material respects (without giving effect to any limitation as to materiality or similar qualifications contained in such representations and warranties) as of the Conversion Date as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date); and

(2)    the covenants, agreements and obligations required by this Agreement to be performed and complied with by the Buyer prior to or at the Conversion Date shall have been performed and complied with in all material respects prior to or at the applicable Conversion Date.

(ii)    the Sellers will deliver to the Buyer: (A) a Bill of Sale, duly executed by the applicable Sellers and relating to the Additional Purchased Assets being assigned to the Buyer in such Conversion; (B) an Assignment and Assumption, duly executed by the applicable Sellers and relating to the Additional Assumed Liabilities being assumed by the Buyer in such Conversion; and (C) certificates executed by an authorized officer of the Sellers, dated as of the Conversion Date stating that as of the Conversion Date:

(1)    the representations and warranties of the Sellers set forth in Section 3.3, Section 3.4, Section 3.6, Section 3.7, Section 3.8, Section 3.10, Section 3.11 and Section 3.12, solely to the extent such Sections relate to the Purchased Assets being transferred on each Conversion Date, and made as of each applicable Conversion Date shall be true and correct in all material respects (without giving effect to any limitation as to materiality or similar qualifications contained in such representations and warranties) as of the Conversion Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and

(2)    the covenants, agreements and obligations required by this Agreement to be performed and complied with by the Sellers prior to or at Conversion Date shall have been performed and complied with in all material respects prior to or at the applicable Conversion Date.

SECTION 2.9. Contingent Payment Calculation.

(a)    Within 15 days following the end of the Conversion Period, the Sellers shall deliver to the Buyer a statement (the “Contingent Payment Statement”) prepared in good faith and setting forth, as of the end of the Conversion Period, (i) the Contingent Payment Transferred Client Accounts, (ii) the Transferred GDC Percentage, and (iii) the amount of the Contingent Payment payable to the Sellers, if any, prepared in accordance with and on a basis consistent with Exhibit A.

(b)    Upon receipt from the Sellers, the Buyer shall have 30 days to review the Contingent Payment Statement (the “Review Period”). At the Buyer’s request, the Sellers (i) shall reasonably cooperate and assist, and, if applicable, shall cause their respective Affiliates and Agents to reasonably cooperate and assist, the Buyer and its Agents in their review of the Contingent Payment Statement and (ii) shall provide the Buyer and its Agents with any information reasonably requested by the Buyer that is necessary for its review of the Contingent Payment Statement. If the Buyer disagrees with the Contingent Payment Statement, the Buyer shall, on or prior to the last day of the Review Period, deliver a written notice to the Sellers (the “Notice of Objection”) setting forth (A) the Buyer’s objections to the Contingent Payment Statement (collectively, the “Disputed Items”) and (B) the Buyer’s alternative calculations of the Disputed Items based on such objections.

(c)    If the Buyer does not deliver a Notice of Objection to the Sellers within the Review Period, (i) the Buyer shall be deemed to have accepted the Sellers’ calculations in the Contingent Payment Statement and such calculations shall be final, conclusive and binding and (ii) within five Business Days after the last day of the Review Period, the Buyer shall pay to the Sellers, an amount equal to the Contingent Payment as set forth in the Contingent Payment Statement delivered by the Sellers to the Buyer pursuant to Section 2.9(a).

(d)    If the Buyer delivers a Notice of Objection to the Sellers within the Review Period, the Sellers and the Buyer shall, during the 30 days following such delivery or any mutually agreed extension thereof, use their good faith efforts to reach agreement on the Disputed Items; provided that any items or amounts not being disputed (the “Undisputed Items”) shall be final, conclusive and binding on the Buyer and the Sellers. If, at the end of such period or any mutually agreed extension thereof, the Buyer and the Sellers are unable to resolve their disagreements, they shall jointly retain and refer their disagreements to a nationally recognized independent accounting firm that is not the primary auditor of either the Buyer or the Sellers and that is mutually acceptable to the Buyer and the Sellers, which agreement shall not be unreasonably withheld, conditioned or delayed (the “Independent Expert”). The Independent Expert shall act as independent accountants and not as arbitrators. The parties shall instruct the Independent Expert promptly to determine, solely with respect to the Disputed Items, whether and to what extent, if any, the Contingent Payment Statement requires adjustment. The Independent Expert shall base its determination solely on written submissions by the Buyer and the Sellers and not on an independent review. The Buyer and the Sellers shall make available to the Independent Expert all relevant books and records and other items reasonably requested by the Independent Expert. As promptly as practicable, but in no event later than 30 days after its retention, the Independent Expert shall deliver to the Buyer and the Sellers a report that sets forth its resolution of the Disputed Items and the amount of the applicable payment; provided, however, that the Independent Expert may not find the amount of the Contingent Payment to be greater than the amount claimed by the Sellers or less than the amount claimed by the Buyer. The decision of the Independent Expert shall be final, conclusive and binding on the Buyer and the Sellers. The costs and expenses of the Independent Expert shall be allocated between the Buyer, on the one hand, and the Sellers, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Expert. The Buyer and the Sellers agree to execute, if requested by the Independent Expert, a reasonable engagement letter, including customary indemnities in favor of the Independent Expert.

(e)    If a Notice of Objection is delivered by the Buyer in accordance with Section 2.9(b), (i) within five Business Days after the delivery of the Notice of Objection, the Buyer shall pay to the Sellers an amount equal to the portion of the Contingent Payment, if any, based on the Undisputed Items and (ii) within five Business Days after the final determination of the Contingent Payment in accordance with Section 2.9(d), the Buyer shall pay to the Sellers, an amount equal to the additional portion of the Contingent Payment, if any, based on the final resolution of the Disputed Items.

(f)    Any payment payable by the Buyer to the Sellers pursuant to this Section 2.9 shall be paid by wire transfer of immediately available funds in Dollars to such account or accounts specified by the Sellers to the Buyer at least one Business Day prior to such payment. The amount of any payment pursuant to this Section 2.9 shall bear interest from and including the date such payment is due in accordance with this Section 2.9, to and including the date of payment at a rate per annum equal to 3%. Such interest shall be calculated daily on the basis of a 360 day year and the actual number of days elapsed.

SECTION 2.10. Non-Assignable and Non-Transferrable Purchased Assets. To the extent that the assignment or transfer hereunder by the Sellers to the Buyer of any non-assignable or non-transferrable Purchased Asset is not permitted without the consent (including any negative consents) of any other party, this Agreement shall not be deemed to constitute an assignment or transfer of such Purchased Asset if such consent is not given or if such assignment or transfer otherwise would constitute a breach of, or cause a loss of contractual benefits under or permit any Person to accelerate any obligation or terminate, cancel or modify any right or obligation under, any such Purchased Asset.

SECTION 2.11. Purchase Price Allocation. The Sellers and Buyer shall work in good faith to prepare an allocation (the “Allocation”) of the purchase price as determined for tax purposes (and all other capitalized costs) as soon as reasonably practicable after the end of the Conversion Period among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local, or non-U.S. Law, as appropriate). The Sellers shall deliver the Allocation to Buyer as soon as reasonable practicable after the end of the Conversion Period. The Allocation shall be revised as the purchase price is revised pursuant to this Agreement. If the Sellers and the Buyer agree on the Allocation, then the Sellers and the Buyer and their respective Affiliates shall report, act, and file Tax Returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with the Allocation and neither the Sellers nor the Buyer shall take any position (whether in audits, Tax Returns, or otherwise) that is inconsistent with the Allocation unless required to do so by applicable Law. If the Sellers and the Buyer are unable to agree on the Allocation, then they may report the allocation of the purchase price in a manner that is inconsistent with each other.

SECTION 2.12. No Withholding for Sellers. The Buyer and any other applicable withholding agent will be entitled to deduct and withhold from any consideration payable under this Agreement any withholding Taxes or other amounts required under the Code or any applicable Law to be deducted and withheld, provided that no amount shall be withheld on account of U.S. federal income Tax if each Seller shall have delivered to the

Buyer a fully-executed true, complete and correct IRS Form W-9 certifying that no backup withholding is required and the certificate described in Section 2.7(c)(iii). To the extent any such amounts are so deducted and withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLERS

Each Seller, jointly and severally with the other Sellers, represents and warrants to the Buyer, as of the Closing Date and, solely with respect to Section 3.3, Section 3.4, Section 3.6, Section 3.7, Section 3.8, Section 3.10, Section 3.11 and Section 3.12 to the extent such Sections relate to the Purchased Assets being transferred on each Conversion Date, as of such Conversion Date, except as set forth in the confidential disclosure letter pursuant to Section 7.11 delivered to the Buyer as of even date herewith (collectively, the “Confidential Disclosure Letter”) (it being understood and agreed by the Parties that disclosure of any item with respect to any representation, warranty or covenant contained in this Agreement shall be deemed disclosure with respect to any other representation, warranty or covenant contained in this Agreement to the extent it is reasonably apparent on its face upon reading the disclosure that such disclosure is applicable to such other section or subsection), as follows:

SECTION 3.1. Organization and Existence. Such Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Such Seller is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to be material to the Purchased Assets.

SECTION 3.2. Authority and Enforceability. Such Seller has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by such Seller of this Agreement, and the consummation by such Seller of the transactions contemplated by this Agreement, have been duly authorized by all necessary action on the part of such Seller, and no other action is necessary on the part of such Seller to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by each other Party hereto, this Agreement constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

SECTION 3.3. Title to Assets. Each Seller has good and valid title to its respective tangible Purchased Assets, such that the tangible Purchased Assets are owned by one or more Sellers, free and clear of any and all Liens except for Permitted Liens.

SECTION 3.4. Noncontravention.

(a)    Subject to the Negative Consent Letter process pursuant to Section 5.9, neither the execution, delivery and performance of this Agreement by such Seller, nor the consummation of the transactions contemplated by this Agreement, will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the Organizational Documents of such Seller, (ii) violate any Law or Order applicable to such Seller or (iii) violate any Contract to which such Seller is a party, except in the case of the immediately preceding clauses (ii) and (iii) to the extent that any such violation would not reasonably be expected to be material to any of the Purchased Assets.

(b)    Subject to the Negative Consent Letter process pursuant to Section 5.9, no consent, approval, license, permit, certificate or authorization from any Governmental Entity (each, a “Permit”) of, or registration, declaration or filing with a Governmental Entity (each, a “Filing”), is required in connection with the execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder and the consummation by such Seller of the transactions contemplated by this Agreement other than (i) the Permits and Filings set forth on Section 3.4(b) of the Confidential Disclosure Letter, (ii) those Permits and Filings that have been obtained or made by such Seller prior to the Closing Date, (iii) those Permits and Filings required as a result of the identity or regulatory obligations of the Buyer and (iv) those Permits and Filings the failure of which to obtain or make would not reasonably be expected to be material to any of the Purchased Assets.

SECTION 3.5. Financial Statements. The Sellers have previously made available to the Buyer copies of (a) the audited financial statements of each NPH Broker-Dealer as at December 31, 2016, December 31, 2015 and December 31, 2014 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”) and (b) the unaudited balance sheet of each NPH Broker-Dealer as at June 30, 2017 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the six-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP (except as may be indicated in the notes thereto), and, on that basis, present fairly, in all material respects, the financial condition, results of operations and cash flows of each NPH Broker-Dealer as of the indicated dates and for the indicated periods (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of notes). With respect to each Client Account, the GDC set forth on Exhibit A was calculated using the same principles and methodologies employed to calculate the GDC from which the Financial Statements were prepared.

SECTION 3.6. Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of such Seller, threatened in writing against or otherwise relating to such Seller with respect to the Business, the Seller Representatives or the

Purchased Assets. No Seller is a party to or subject to or in default under any material Order relating to the Seller Representatives, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement.

SECTION 3.7. Compliance with Laws; Permits; Filings.

(a)    All Permits that such Seller requires in order to own, lease, maintain, operate and conduct the Business as currently conducted, are held by such Seller except for such Permits the failure of which to have would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets. Such Seller is in material compliance with the terms of all such Permits.

(b)    The operations of such Seller and the ownership, possession and use of the Purchased Assets by such Seller, complies with, and since January 1, 2016 has complied with, all applicable Laws except for such noncompliance that would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets. Since January 1, 2016, no Seller has received any written notice alleging any material conflict, violation, breach or default in such compliance, in respect of the Seller Representatives or the Purchased Assets. Such Seller has obtained all exemptive or other necessary relief from the SEC, FINRA and other SROs and state regulators, as necessary, to conduct the Business as currently conducted by such Seller and currently is operating in compliance with any and all conditions imposed by the SEC, FINRA or any other SROs or state regulators, as applicable, in granting such relief.

(c)    Section 3.7(c) of the Confidential Disclosure Letter sets forth as of the Closing Date (i) all Governmental Entities with which each Seller is registered as a broker-dealer, investment adviser, or insurance agent or broker, and (ii) all SROs of which a Seller is a member or member organization. All such registrations are in full force and effect and all material reports, notices, forms and other filings required to be filed with any Governmental Entity were prepared in accordance with applicable Law, were timely filed, and were when filed accurate and complete in all material respects. Seller has complied in all material respects with the terms of those registrations and Laws applicable thereto.

(d)    Without limiting the generality of the foregoing:

(i)    Each of the NPH Broker-Dealers is (A) a broker-dealer duly registered with the SEC under the Exchange Act, (B) a member in good standing with FINRA, and (C) registered, licensed or qualified as a broker-dealer in each jurisdiction where the conduct of its business requires such registration, licensing or qualification, and a complete list of such jurisdictions is set forth on Section 3.7(c) of the Confidential Disclosure Letter. Such Seller has properly filed, and as necessary updated, a registration statement on Form BD, which has been prepared in accordance with applicable Law, and each such federal and state registration, license or qualification is in full force and effect.

(ii)    Each of the NPH Broker-Dealers is (A) an investment adviser, duly registered under the Advisers Act, and (B) registered, licensed or qualified as an investment adviser in each jurisdiction where the conduct of its business requires such registration, licensing or qualification. Each federal and state registration, license or qualification of such Seller is in full force and effect and such Seller is not required to disclose any information to Client Account holders under Rule 206(4)-4 under the Advisers Act.

(iii)    Each Seller Representative is duly registered or appointed as required by applicable Law and such registration or appointment is in full force and effect. Each Seller Representative has all approvals of the relevant Governmental Entities necessary to carry on such Seller Representative’s business as an Associated Person, Investment Adviser Representative or Insurance Agent, as the case may be, as currently conducted and all of such approvals of the relevant Governmental Entities are in full force and effect.

(iv)    Except as disclosed on the NPH Broker-Dealers’ Form BD or the Forms U-4 of the Seller Representatives, in each case filed prior to the Closing Date, or as set forth on Section 3.7(d)(iv) of the Confidential Disclosure Letter, in the three years prior to the Closing Date, Seller has not been, nor to the Knowledge of the Sellers have any of the Seller Representatives been, subject to any Legal Proceeding that would be required to be disclosed on Form BD or Form U-4, as applicable, and no such Legal Proceeding is pending or, to the Knowledge of the Sellers, threatened.

SECTION 3.8. Forgivable Notes. No Seller or, to the Knowledge of the Sellers, any other party thereto, is in, or, has received written notice of any, violation of or default in any material respect under (including any condition that with the passage of time or the giving of notice would cause such a violation or default under) any Forgivable Note. A copy of each Forgivable Note has previously been made available to the Buyer. Each Forgivable Note is a valid and binding agreement of the applicable Seller, and is in full force and effect (except to the extent such Forgivable Note terminates or expires after the Closing Date in accordance with its terms), and is enforceable against such Seller and, to the Knowledge of the Sellers, each other party thereto, in accordance with its terms, except (i) as limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally, (ii) as limited by general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

SECTION 3.9. Records. Each Seller has maintained all Records in accordance with the Advisers Act and all other applicable Law in all material respects.

SECTION 3.10. Brokers. Such Seller does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

SECTION 3.11. Taxes. Each Seller has characterized for U.S. federal income Tax purposes (a) the Forgivable Notes as debt and (b) payments to the Seller Representatives as payments to “independent contractors” reported on an IRS Form 1099.

SECTION 3.12. Exclusive Representations and Warranties. Except for the representations and warranties contained in Article III of this Agreement (as qualified by the Confidential Disclosure Letter) and the certificates delivered pursuant to Section 2.8(c)(ii)(C), none of the Sellers nor any of their respective stockholders, Agents or Affiliates, has made or shall be deemed to have made any representation or warranty to the Buyer, express or implied, at Law or in equity, including, without limitation, as to the accuracy or completeness of (a) any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Confidential Disclosure Letter or elsewhere and (b) any information, documents or materials regarding the Sellers furnished or made available to the Buyer and its representatives in the Dataroom, any management presentation or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement (the “Evaluation Material”). The Sellers hereby disclaim any such representations or warranties and each of the Parties acknowledges and agrees that none of the Sellers nor any of their respective stockholders, Agents or Affiliates shall have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer of, or the Buyer’s use or reliance on, any Evaluation Material, except in the case of intentional fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers that each statement contained in this Article IV is true and correct as of the Closing Date and, solely with respect to Section 4.3, Section 4.4, Section 4.5, Section 4.8 and Section 4.9, as of each Conversion Date:

SECTION 4.1. Organization and Existence. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. The Buyer is duly qualified or licensed as a foreign limited liability company to do business, and is in good standing, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Buyer’s ability to perform its obligations hereunder.

SECTION 4.2. Authority and Enforceability. The Buyer has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated by this Agreement has been duly authorized by all necessary action on the part of the Buyer and no other action is necessary on the part of the Buyer to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

SECTION 4.3. Noncontravention.

(a)    Neither the execution, delivery and performance of this Agreement by the Buyer, nor the consummation of the transactions contemplated by this Agreement, will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the Organizational Documents of the Buyer, (ii) violate any Law or Order applicable to the Buyer or (iii) violate any Contract to which the Buyer is a party, except in the case of clauses (ii) and (iii) to the extent that any such violation would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Buyer’s ability to perform its obligations hereunder.

(b)    No Permit of, or Filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement by the Buyer, the performance by the Buyer of its obligations hereunder and the consummation by the Buyer of the transactions contemplated by this Agreement other than (i) those Permits and Filings that have been obtained or made by the Buyer prior to the Closing Date and (ii) those Permits and Filings the failure of which to obtain or make would not reasonably be expected to have a material adverse effect on the Buyer’s ability to perform its obligations hereunder.

SECTION 4.4. Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of the Buyer, threatened in writing against or otherwise relating to the Buyer that (a) challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement and (b) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Buyer’s ability to perform its obligations under this Agreement.

SECTION 4.5. Financial Capability. The Buyer has, and will have at the Closing and at the end of the Conversion Period, sufficient cash on hand or other sources of immediately available funds to enable it to make the payment of the amounts required to be paid by the Buyer hereunder and consummate the transactions contemplated by this Agreement.

SECTION 4.6. Statutory Disqualification. The Buyer is not, nor are any of the Buyer’s Associated Persons, currently subject to a “statutory disqualification” (as such term is defined in the Exchange Act and as is described in Sections 203(e) and (f) of the Advisers Act) and there is no investigation pending or, to the Knowledge of the Buyer, threatened in writing against the Buyer or any of its Associated Persons, that would or would reasonably be expected to result in a statutory disqualification, or suspension or revocation of the registration of any Affiliate of the Buyer as a broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act or as an investment adviser under Section 203 of the Advisers Act. No fact relating to the Buyer or, to the Knowledge of the Buyer, any “control affiliate” thereof, as defined in Form BD, or any “advisory affiliate” thereof, as defined in Form ADV, requires any response in the affirmative to any question in Items 11 of Form BD or Form ADV, respectively, which has heretofore not been disclosed.

SECTION 4.7. Brokers. Neither the Buyer nor any of its Affiliates has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

SECTION 4.8. No Reliance. The Buyer acknowledges and agrees that none of the Sellers or their respective Affiliates or Agents, has made to the Buyer or any of its Agents, and the Buyer is not relying upon, any representation or warranty with respect to the Sellers, other than the representations and warranties of the Sellers set forth in Article III of this Agreement (as qualified by the Confidential Disclosure Letter) and the certificates delivered pursuant to Section 2.8(c)(ii)(C). Without limiting the foregoing, except in the case of intentional fraud, the Buyer acknowledges that none of the Sellers or their respective Affiliates or Agents has made, and the Buyer is not relying upon, any representation or warranty with respect to the accuracy or completeness of the information (written or oral) provided to the Buyer in connection with the purchase of the Purchased Assets (including the Evaluation Material), or with respect to the appropriateness, suitability or sufficiency of such information for the purpose of enabling the Buyer to evaluate such investment, other than the representations and warranties of the Sellers expressly contained in this Agreement (as qualified by the Confidential Disclosure Letter) or any certificates delivered pursuant to Section 2.8(c)(ii)(C).

SECTION 4.9. Exclusive Representations and Warranties. Except for the representations and warranties contained in Article IV of this Agreement and the certificates delivered pursuant to Section 2.8(c)(i)(B), none of the Buyer nor any of its stockholders, Affiliates or Agents has made or shall be deemed to have made any representation or warranty to the Sellers, express or implied, at Law or in equity. The Buyer hereby disclaims any such representations or warranties.

ARTICLE V

COVENANTS

SECTION 5.1. Access to Information.

(a)    During the Conversion Period and solely with respect to those Seller Representatives who did not become affiliated with the Buyer or its Affiliates as of the Closing, each Seller shall provide the Buyer and its Agents with reasonable access to information regarding such Seller Representatives (including copies of all Personnel Files relating to such Seller Representatives), to the extent permitted by applicable Law, as reasonably requested by the Buyer, in each case, other than (i) information that such Seller reasonably believes it is prohibited by Law from providing to the Buyer, (ii) information that constitutes or allows access to information protected by attorney/client privilege (except to the extent that the information exclusively relates to the Purchased Assets or Assumed Liabilities), or (iii) information that such Seller is required to keep confidential or to prevent access to by reason of any Contract with a third party; provided, however, that such access (A) shall be conducted at the Buyer’s expense, during normal business hours and under the supervision of such Seller’s personnel, (B) does not disrupt the normal operations of such Seller and (C) shall comply with all Laws, including those regarding the exchange of competitively sensitive information.

(b)    Without limiting the generality of Section 5.1(a) and subject to all the terms and conditions set forth in Section 5.1(a) relating the provision of access to information, the Sellers shall grant, solely for the purpose of servicing Client Accounts and responding to regulatory requests, to the Buyer and its Agents, access to Records in respect of the Client Accounts (including account opening documents), as Records are currently maintained by the Sellers; provided, however, that in no event shall the Buyer have access to (i) information that, based on the advice of the Sellers’ counsel, would create any material potential liability to the Sellers or their Affiliates or (ii) information that the Sellers are permitted to withhold pursuant to clauses (i)-(iii) of Section 5.1(a). The access to be provided by the Sellers to the Buyer and its Agents as set forth in this Section 5.1(b) shall be via web-interface.

(c)    Notwithstanding anything contained herein, neither the Buyer nor its Agents or Affiliates shall be permitted during the Conversion Period to contact any of the Sellers’ vendors, customers or suppliers, or any Governmental Entities (except in connection with the Conversion and Integration Plan or the Communications and Retention Plan and, in such case, only in accordance with the terms of this Agreement) regarding the operations or legal status of such Seller without receiving prior written consent from such Seller which consent shall not be unreasonably withheld, conditioned or delayed, provided, however, that the Sellers shall be afforded the opportunity to participate in any such contacts so consented to.

(d)    After the Closing, the Buyer will, and will cause its Affiliates and Agents to, afford to the Sellers, including their Affiliates and Agents, reasonable access to all of the Transferred Seller Representatives and the Hired Employees in order to permit the Sellers to prepare for and participate in any investigation and defend any Legal Proceedings relating to or involving the Business, to discharge its obligations under this Agreement and for other reasonable purposes provided, however, that such access (i) shall be conducted at the Sellers’ expense during normal business hours and under the supervision of the Buyer’s personnel, (ii) does not disrupt the normal operations of the Buyer and (iii) shall comply with all Laws, including those regarding the exchange of competitively sensitive information.

SECTION 5.2. Conduct of Business. Except as prohibited pursuant to this Section 5.2, solely with respect to any Purchased Assets that are conveyed following the Closing, until the applicable Conversion Date, each Seller shall and shall cause the Subsidiary Companies to conduct the Business in the ordinary course consistent with past practice, and preserve, maintain and protect the Purchased Assets. Without limiting the foregoing, solely with respect to any Purchased Assets that are conveyed following the Closing, until the applicable Conversion Date, except (1) as otherwise expressly contemplated by this Agreement, (2) for those actions taken in the ordinary course of business consistent with past practice, (3) as set forth on Section 5.2 of the Confidential Disclosure Letter or (4) as consented to in writing by the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), no Seller shall:

(a)    sell, transfer or dispose of any Purchased Assets or amend, terminate or waive any material rights constituting Purchased Assets;

(b)    create any Lien, other than any Permitted Lien, upon any of the Purchased Assets;

(c)    incur capital expenditures that would constitute an Assumed Liability;

(d)    amend any of its Organizational Documents in any manner that would reasonably be expected to have an adverse effect on any of the Purchased Assets or such Seller’s compliance with its obligations under this Agreement or such Seller’s ability to consummate the transactions contemplated by this Agreement;

(e)    directly or indirectly acquire, whether by merger or consolidation, or acquiring all or substantially all of the assets or equity of, any other Person in any manner that could reasonably be expected to have an adverse effect on any of the Purchased Assets or such Seller’s compliance with its obligations under this Agreement or the consummation of the transaction contemplated by this Agreement;

(f)    make or change any material Tax election, elect or change any material Tax method of accounting, make any settlement of or compromise any material Tax matter, including Tax liabilities and refund claims, amend any Tax Return, enter into any closing agreement with respect to Taxes, surrender any right to claim a Tax refund, consent to the extension or waiver of the limitation period applicable to any Tax claim or assessment other than pursuant to extensions filed in the ordinary course of business, in each case that would result in a Tax liability to the Buyer following the Closing Date; and

(g)    incur any indebtedness or enter into any guarantee or similar obligation, except for any indebtedness or guarantee that is not secured by any Purchased Assets and would not reasonably be expected to adversely affect such Seller’s compliance with its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement.

SECTION 5.3. Publicity. No Party or its Affiliates shall issue any public announcement, communication or disclosure of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties (not to be unreasonably withheld or delayed), except: (a) if such announcement or other communication is required by applicable Law or Order, in which case the disclosing Party shall, to the extent permitted by applicable Law or Order, first allow the other Party to review such announcement or communication and the reasonable opportunity to comment thereon; (b) solely to the extent consistent with the Communications and Retention Plan; and (c) announcements and communications to Governmental Entities in connection with Filings or Permits relating to the transactions contemplated by this Agreement, in which case the disclosing Party shall, to the extent permitted by applicable Law or Order, first allow the other Party to review such announcement or communication and the opportunity to comment thereon.

SECTION 5.4. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the transactions contemplated by this Agreement.

SECTION 5.5. Notification of Certain Matters. During the Conversion Period, the Sellers and the Buyer shall each promptly notify the other of: (a) any written notice or other written communication received by such Person from any Governmental Entity in connection with the transactions contemplated by this Agreement; (b) any notice from any Governmental Entity alleging that the consent of such Governmental Entity is or may be required in connection with the transactions contemplated by this Agreement; or (c) any Legal Proceeding commenced or threatened in writing against such Person or any of its Affiliates in connection with the transactions contemplated by this Agreement.

SECTION 5.6. Transfer of Seller Representatives.

(a)    Transfer of Seller Representatives. Except as set forth in Section 5.6(b), the Buyer shall offer to all of the Seller Representatives commissions, fees, compensation and other terms (including the provision of professional liability insurance coverage under the errors and omissions policies maintained by the Buyer or its Affiliates) provided by the Buyer to similarly situated representatives of the Buyer registered with FINRA, investment adviser representatives and insurance agents of the Buyer. The Parties shall use their respective reasonable best efforts, and take all actions reasonably necessary, to cause the transfer of the Seller Representatives to the Buyer.

(b)    Incentives. The incentives to be offered and provided by the Buyer to the Seller Representatives in connection with the transfer of the Seller Representatives to the Buyer are set forth on Section 5.6(b) of the Confidential Disclosure Letter. The Buyer shall offer such incentives to the Seller Representatives as part of its recruitment, transfer and retention of the Seller Representatives in accordance with the Communications and Retention Plan.

(c)    Nothing contained in this Section 5.6 or elsewhere in this Agreement, express or implied, shall confer upon any Seller Representative or other Person or legal representative or beneficiary thereof, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement. Without limiting the foregoing, no provision of this Section 5.6 will create any third-party beneficiary rights in any Seller Representative or any other Person in respect of continued service (or resumed service) or any other matter. Nothing in this Section 5.6 is intended to amend any compensation or incentive arrangement or to require the Buyer to continue any arrangement of the Sellers, or prevent the amendment, modification or termination thereof.

SECTION 5.7. Meetings and Communications with Seller Representatives. Attached hereto as Exhibit D is the mutually agreed communications and retention plan (the “Communications and Retention Plan”), which the Parties agree shall be used in connection with all marketing and recruiting discussions and communications with the Seller Representatives and the banks with whom each NPH Broker-Dealer has distribution relationships. The Sellers and the Buyer shall, and shall cause their respective Affiliates and Agents to, conduct all meetings and communications (whether written or oral) with each Seller Representative and each bank with which each NPH Broker-Dealer has distribution relationships in connection with the recruitment, transfer and retention of such Seller Representative or the transfer of such bank’s distribution relationship with a Seller to the Buyer, as applicable, in accordance with, and subject to the terms of, the Communications and Retention Plan.

SECTION 5.8. Conversion and Integration Plan. Attached hereto as Exhibit E is the mutually agreed plan and protocols (the “Conversion and Integration Plan”) designed to efficiently and expeditiously execute all of the Conversions and the transfer of all of the Seller Representatives and the other related Purchased Assets to the Buyer’s platform. Each of the Buyer and the Sellers shall use their reasonable best efforts to effect the Conversions and such transfers and integration of the related Purchased Assets and Assumed Liabilities onto the Buyer’s platform in accordance with the Conversion and Integration Plan.

SECTION 5.9. Negative Consent Letters. Attached hereto as Exhibit F is the mutually agreed form of negative consent letter (the “Negative Consent Letter”) informing each Client Account holder that its Client Account(s) with the applicable Seller will be transferred to the Buyer at the applicable Conversion Date, describing the actions such Client Account holder may take if it desires to transfer its Client Account to another Person and containing such other information as the applicable SRO may require. At least 45 days before the applicable Conversion Date, the Seller will deliver to each Client Account holder a Negative Consent Letter. The Sellers will make available to the Buyer copies of all Negative Consent Letters sent to the Client Account holders. Notwithstanding anything to the contrary herein, where any brokerage arrangement requires affirmative consent to effect its assignment or transfer, the Parties shall use commercially reasonable efforts to obtain such affirmative written consent.

SECTION 5.10. Deferred Compensation Plans.

(a)    The Buyer and the Sellers agree, in accordance with Treasury Regulation Section 1.409A-1(h)(4), that, each service provider of the Sellers who is providing services to the Seller immediately prior to the Closing and who becomes a Hired Employee or Transferred Seller Representative (each, a “Transferred DCP Participant”) shall not be treated as experiencing a “separation from service” (within the meaning of Section 409A of the Code) solely by virtue of the transactions contemplated by this Agreement for purposes of applying the provisions of any nonqualified deferred compensation plan, including the Deferred Compensation Plans. Effective immediately prior to the applicable Employee Start Date or Conversion Date, as applicable, the Sellers shall take such steps as are necessary to provide that no Transferred DCP Participant shall have any right thereafter to defer any amounts under any Deferred Compensation Plan or other nonqualified deferred compensation plan. Following the Closing and for so long as the Sellers have continuing obligations under the Deferred Compensation Plans, the Buyer shall reasonably cooperate with the Sellers and take all reasonable steps, to facilitate the Sellers’ ongoing operation and administration of the Deferred Compensation Plans with respect to the Transferred DCP Participants, including by notifying the Sellers as soon as reasonably practicable (and in any event within 15 Business Days following the applicable event) of (a) any change in service status, death or disability of any Transferred DCP Participant, and (b) the occurrence of any event that may constitute a change in control event (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)) of the Buyer with respect to the Transferred DCP Participants, and by facilitating the Sellers’ communications with Transferred DCP Participants regarding actions under the Deferred Compensation Plans.

(b)    Nothing contained in this Section 5.10 or elsewhere in this Agreement, express or implied, shall confer upon any employee, service provider, Hired Employee, Transferred Seller Representative or other Person or legal representative or beneficiary thereof, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement. Without limiting the foregoing, no provision of this Section 5.10 will create any third-party beneficiary rights in any employee, service provider, Hired Employee, Transferred Seller Representative or any other Person in respect of continued employment or service (or resumed employment or service) or any other matter. Nothing in this Section 5.10 is intended to amend any compensation or incentive arrangement or to require the Buyer to continue any arrangement of the Sellers, or prevent the amendment, modification or termination thereof.

SECTION 5.11. Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to the Buyer. For the avoidance of doubt, the waiver set forth in this Section 5.11 shall not apply to Laws applicable to the transfer of the Seller Representatives contemplated by this Agreement.

SECTION 5.12. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne and paid 50% by the Buyer and 50% by the Sellers when due. Each Party shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and the other Party shall cooperate with respect thereto as necessary).

SECTION 5.13. Further Actions.

(a)    Subject to the terms and conditions of this Agreement, each of the Buyer and the Sellers agrees to use their reasonable best efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. In furtherance of the foregoing, the Sellers and the Buyer shall commit those resources necessary to take all such actions as FINRA may request to facilitate the Conversions and the transfers of the Client Accounts.

(b)    Subject to the terms and conditions of this Agreement, at any time and from time to time after the expiration of the Conversion Period, at a Party’s request and without further consideration, the other Parties shall execute and deliver to such requesting Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.

SECTION 5.14. Intellectual Property Matters.    The Buyer, for itself and its Affiliates, acknowledges and agrees that the Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to any Intellectual Property owned or licensed by the Sellers or their respective Affiliates or any other name or source identifiers related thereto or employing such Intellectual Property or any derivation, translation or variation thereof, or any confusingly similar (collectively, the “Seller Intellectual Property”). Neither the Buyer nor any of its Affiliates shall (a) have any rights in or to any Seller Intellectual Property or (b) (i) seek to register in any jurisdiction any of the Seller Intellectual Property or any derivation, translation, adaptation, combination or variation of the Seller Intellectual Property or that is confusingly similar thereto, or (ii) contest the use, ownership, validity or enforceability of any rights of the Sellers or any of their respective Affiliates in or to any of Seller Intellectual Property. Notwithstanding anything to the contrary set forth in this Section 5.14, for a phase-out period not to exceed 90 days immediately following the end of the Conversion Period or such shorter period as required by applicable Law or Order (the “Phase-out Period”), the Buyer may continue to use any Seller Intellectual Property, to the extent such Seller Intellectual Property appears on or is incorporated in any tangible materials acquired by the Buyer under this Agreement, in the same manner as used by the Sellers prior to the end of the Conversion Period and solely as necessary to wind down the use of, and transition away from, such Seller Intellectual Property. At the end of the Phase-out Period, the Buyer and its Affiliates shall have re-labeled, destroyed, replaced or exhausted all materials bearing or incorporating the Seller Intellectual Property, including signage, advertising, promotional materials, software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, web sites, and other materials, so as to bring Buyer and its Affiliates into compliance with this Section 5.14. Following the end of the Phase-out Period, if the Sellers notify the Buyer of any incident of usage of Seller Intellectual Property by the Buyer or its Affiliates in violation of this Section 5.14, the Buyer shall (or shall cause its Affiliates to), upon receipt of such notification, promptly destroy or re-label the relevant materials incorporating the Seller Intellectual Property and shall certify (pursuant to a certificate signed by an authorized officer of the Buyer) the completion of such destruction or re-labeling.

SECTION 5.15. Commissions and Fees.

(a)    If any Seller receives a payment of any commissions or fees relating to any period following the applicable Conversion Date in respect of a Transferred Client Account, the Seller shall remit such payment to the Buyer as promptly as reasonably practicable following its receipt of such payment.

(b)    If the Buyer receives a payment of any commissions or fees relating to any period ending on or prior to the applicable Conversion Date in respect of a Transferred Client Account, the Buyer shall remit such payment to the applicable Seller as promptly as reasonably practicable following its receipt of such payment.

SECTION 5.16. Exclusivity. From and after the date of this Agreement and until the end of the Conversion Period, Sellers shall not, and shall not permit any of their Affiliates or Agents to, directly or indirectly, (a) solicit, initiate or encourage the submission or any proposal or offer from any Person or group (other than the Buyer or its Affiliates or Agents), or enter into any agreement with respect to or consummate any transaction with respect to transferring the affiliation of the Seller Representatives or (b) participate in any discussion or negotiations with respect to, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person or group (other than the Buyer or its Affiliates or Agents) to do or seek to do any of the foregoing; provided, however, that the restrictions set forth in this Section 5.16 shall not apply to any Seller Representative who (i) is designated by the Buyer as “excluded” on Exhibit A (unless the Buyer subsequently removes such designation in a written notice to Sellers no later than 45 days prior to the applicable Conversion Date with respect to such Seller Representative) or (ii) does not become affiliated with the Buyer or its Affiliates on or prior to the last day of the Conversion Period. For the avoidance of doubt, this Section 5.16 shall not apply to any transfer of an account of a client or customer of Sellers or its Affiliates or Agents, including the transfer of any registered representative, or any person otherwise supervised by any Seller or any of its Affiliates or Agents, in each case in the ordinary course of business consistent with past practice (taking into account the transactions contemplated hereby).

SECTION 5.17. Bank Relationships. During the Conversion Period, the Sellers shall use their commercially reasonable efforts to assist the Buyer in connection with establishing bank networking relationships and referral arrangements relating to the Purchased Assets.

ARTICLE VI

INDEMNIFICATION

SECTION 6.1. Survival.

(a)    Except as otherwise set forth in this Section 6.1(a), all representations and warranties contained in this Agreement shall survive the Closing for a period of 12 months. The representations and warranties set forth in Section 3.4 (Noncontravention), Section 3.6 (Legal Proceedings), Section 3.7 (Compliance with Laws; Permits; Filings), Section 3.8 (Forgivable Notes), Section 3.10 (Brokers) and Section 3.12 (Exclusive Representations and Warranties) shall survive each Conversion Date, solely with respect to the Purchased Assets and Assumed Liabilities transferred and assumed on such Conversion Date, for a period of 12 months following such Conversion Date. The representations and warranties set forth in Section 4.3 (Noncontravention), Section 4.4 (Legal Proceedings), Section 4.5 (Financial Capability), Section 4.8 (No Reliance) and Section 4.9 (Exclusive Representations and Warranties) shall survive the Closing for a period of 12 months following the final Conversion Date. The representations and warranties contained in Section 3.1 (Organization and Existence), Section 3.2 (Authority and Enforceability), Section 3.3 (Title to Assets), Section 3.10 (Brokers), Section 3.11 (Taxes), Section 4.1 (Organization and Existence), Section 4.2 (Authority and Enforceability), and Section 4.7 (Brokers) (collectively, the “Fundamental Representations”) shall survive the Closing until the date that is 60 days after the expiration of the applicable statute of limitations (including any extensions thereof).

(b)    The covenants and agreements contained in this Agreement that by their terms do not contemplate performance after the Closing or the applicable Conversion Date (other than with respect to Taxes), as the case may be, shall survive the Closing or the applicable

Conversion Date, as the case may be, for a period of 12 months. The covenants and agreements contained in this Agreement relating to Taxes or that by their terms contemplate performance after the end of the Conversion Period shall survive in accordance with their terms.

(c)    Claims pursuant to Section 6.2(a)(iii) or Section 6.4(a)(iii) shall survive indefinitely.

(d)    The period for which a representation or warranty, covenant or agreement survives after the end of the Conversion Period is referred to herein as the “Applicable Survival Period.” In the event notice of a claim for indemnification under Section 6.2 or Section 6.4 is delivered in accordance with Section 6.5 or Section 6.6, as the case may be, within the Applicable Survival Period, the representation or warranty, covenant or agreement that is the subject of such indemnification claim shall survive with respect to such claim until such claim is finally resolved.

SECTION 6.2. Indemnification by the Sellers.

(a)    Subject to the limitations set forth herein, after the Closing, the Sellers shall jointly and severally indemnify and defend the Buyer against, and shall hold the Buyer, its Agents and its Affiliates, and each of the equityholders, heirs, executors, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnitees”) harmless from, any actual loss, liability, claim, charge, action, suit, proceeding, assessed interest, penalty, damage, Tax or expense (including reasonable attorneys’ fees) (collectively, “Losses”) suffered or incurred by or imposed on such Buyer Indemnitee to the extent resulting from or arising out of (i) any breach of any representation and warranty of the Sellers contained in Article III of this Agreement or the certificates delivered pursuant to Section 2.8(c)(ii)(C) (ii) any breach of the covenants or agreements of the Sellers contained in this Agreement, and (iii) without duplication, any Excluded Asset or Excluded Liability. In the event that the Sellers may be obligated to indemnify a Buyer Indemnitee under both subsection (i) and subsection (iii) of this Section 6.2(a), the Sellers’ obligations under subsection (iii) shall be controlling.

(b)    The Sellers shall not be liable for (i) any Loss or Losses unless the claim for such Loss or Losses is brought within the Applicable Survival Period, (ii) with respect to breaches of representations contained in Section 3.11 (Taxes) for any taxable period (or portion thereof) beginning on or after the applicable Conversion Date and (iii) any Loss or Losses pursuant to Section 6.2(a)(i) (other than with respect to the Fundamental Representations to which the limitations in this Section 6.2(b) other than the Aggregate Cap shall not apply) unless and until (A) the amount of Losses arising from any matter or series of matters relating to the same underlying fact, circumstance, action or event exceeds $50,000 (“Covered Losses”) and (B) the aggregate amount of all Covered Losses incurred by the Buyer Indemnitees exceeds $1,625,000 (the “Deductible”), and then only to the extent that such Covered Losses exceed the Deductible; provided that (A) the cumulative indemnification obligations of the Sellers pursuant to Section 6.2(a)(i) (other than with respect to the Fundamental Representations to which the limitations in this Section 6.2(b) other than the Aggregate Cap shall not apply) shall in no event exceed $32,500,000 in the aggregate (the “10 % Cap”); and (B) the cumulative indemnification obligations of the Sellers pursuant to Section 6.2(a)(i) and (ii) shall in no event exceed an amount equal to (1) the Closing Payment plus (2) the Contingent Payment actually received by the Sellers pursuant to Section 2.9(e) in the aggregate (the “Aggregate Cap”).

(c)    Except as set forth in Section 2.9, Section 2.11 and Section 7.7, the Buyer acknowledges and agrees that its and each Buyer Indemnitee’s sole and exclusive remedy with respect to any and all matters arising out of, relating to or connected with this Agreement, the Purchased Assets and the Assumed Liabilities, and the transactions contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Article VI; provided, that the provisions of this Section 6.2 shall not apply in the case of a claim for equitable remedies or intentional fraud.

(d)    Notwithstanding anything to the contrary herein, the limitations set forth in Section 6.2(b) shall not, in any event, apply to a claim brought pursuant to Section 6.2(a)(iii).

SECTION 6.3. No Duplicative Recoveries. Notwithstanding anything to the contrary contained herein, no amount reflected in or taken into account in the calculation of the Purchase Price shall also be reflected in or taken into account in calculating any Losses.

SECTION 6.4. Indemnification by the Buyer.

(a)    Subject to the limitations set forth herein, after Closing, the Buyer shall indemnify and defend the Sellers, their respective Agents and Affiliates, and each of the equityholders, heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnitees”) against, and shall hold each Seller Indemnitee harmless from, any Loss suffered or incurred by or imposed on such Seller Indemnitee to the extent resulting from or arising out of (i) any breach of any representation and warranty of the Buyer contained in Article IV of this Agreement or the certificates delivered pursuant to Section 2.8(c)(i)(B), (ii) any breach of the covenants or agreements of the Buyer contained in this Agreement, and (iii) without duplication, any Assumed Liability. In the event that the Buyer may be obligated to indemnify a Seller Indemnitee under both subsection (i) and subsection (iii) of this Section 6.4(a), the Buyer’s obligations under subsection (iii) shall be controlling.

(b)    The Buyer shall not be liable for (i) any Loss or Losses unless the claim for such Loss or Losses is brought within the Applicable Survival Period, and (ii) any Loss or Losses pursuant to Section 6.4(a)(i) (other than with respect to the Fundamental Representations to which the limitations in this Section 6.4(b) other than the Aggregate Cap shall not apply) unless and until (A) the Loss is a Covered Loss and (B) the aggregate amount of all Covered Losses incurred by the Seller Indemnitees exceeds the Deductible, and then only to the extent that such Covered Losses exceed the Deductible; provided that (1) the cumulative indemnification obligations of the Buyer pursuant to Section 6.4(a)(i) (other than with respect to the Fundamental Representations to which the limitations in this Section 6.4(b) other than the Aggregate Cap shall not apply) shall in no event exceed the 10% Cap in the aggregate and (2) the cumulative indemnification obligations of the Buyer pursuant to Section 6.4(a)(i) and (ii) shall in no event exceed the Aggregate Cap in the aggregate.

(c)    Except as set forth in Section 2.9, Section 2.11 and Section 7.7, the Sellers acknowledge and agree that its and each Seller Indemnitee’s sole and exclusive remedy with respect to any and all matters arising out of, relating to or connected with this Agreement shall be pursuant to the indemnification provisions set forth in this Article VI; provided that the provisions of this Section 6.4(c) shall not apply in the case of a claim for equitable remedies or intentional fraud.

(d)    Notwithstanding anything to the contrary herein, the limitations set forth in Section 6.4(b) shall not, in any event, apply to a claim brought pursuant to Section 6.4(a)(iii).

SECTION 6.5. Indemnification Procedures for Third Party Claims.

(a)    In the event that any claim or demand, or other circumstance or state of facts that could give rise to any claim or demand, for which an Indemnitor may be liable to an Indemnitee hereunder is asserted or sought to be collected, in each case, in writing, by a third party (each, a “Third Party Claim”), the Indemnitee shall promptly notify the Indemnitor in writing of such Third Party Claim (each, a “Notice of Claim”); provided, however, that a failure by an Indemnitee to provide timely notice shall not affect the rights or obligations of such Indemnitee other than if the Indemnitor shall have been actually prejudiced as a result of such failure. The Notice of Claim shall (i) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement, and (ii) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid or properly accrued, the basis for any anticipated Loss and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnitee claims to be entitled hereunder provided, however, that a failure by an Indemnitee to include information that is incomplete or unknown shall not affect the rights of the Indemnitee or the obligations of the Indemnitor other than if the Indemnitor shall have been actually prejudiced as a result of such failure. The Indemnitee shall enclose with the Notice of Claim copies of all papers served and received by it with respect to such Third Party Claim, if any, and copies of any other documents received by it that evidence such Third Party Claim.

(b)    The Indemnitor shall have the right, but not the obligation, to, within twenty Business Days after the Indemnitees’ compliance with Section 6.5(a), assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel of its choice and at its sole cost and expense (a “Third Party Defense”); provided that the Indemnitor shall not be entitled to assume the defense of a Third Party Claim to the extent that (i) such Third Party Claim seeks an injunction or other equitable relief against any Indemnitee or (ii) the Third Party Claim relates to or otherwise arises in connection with any criminal or regulatory enforcement action, investigation, suit or proceeding. If the Indemnitor assumes the Third Party Defense in accordance herewith (or if the panel counsel controls any Third Party Claim that is the subject of Section 6.5(d) (a “Section 6.5(d) Claim”)), (i) the Indemnitee (or the Sellers in the context of a Section 6.5(d) Claim) may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim but the Indemnitor (or the panel counsel in the context of a Section 6.5(d) Claim) shall control the investigation, defense and settlement thereof, (ii) the Indemnitee (or the Sellers in the context of a Section 6.5(d) Claim) will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitor (or the panel counsel in the context of a Section 6.5(d) Claim) (not to be unreasonably withheld, conditioned or delayed), and (iii) the Indemnitor (or the Buyer in the context of a Section 6.5(d) Claim) will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for injunctive or equitable relief or does not expressly and unconditionally release the Indemnitee (or the Sellers in the context of a Section 6.5(d) Claim) from all liabilities and obligations with respect to such Third Party Claim with prejudice without the prior written consent of the Indemnitee (or the Sellers in the context of a Section 6.5(d) Claim) (not to be unreasonably withheld, delayed or conditioned). The Parties will use commercially reasonable efforts to minimize Losses from Third Party Claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The Parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnitor has assumed the Third Party Defense, such Indemnitor will not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Indemnitor’s prior written consent (which consent was not unreasonably withheld, delayed or conditioned).

(c)    If the Indemnitor does not assume the Third Party Defense within twenty Business Days after the Indemnitees’ compliance with Section 6.5(a) or the Indemnitor is not entitled to assume the Third Party Defense pursuant to Section 6.5(b), the Indemnitee will be entitled to assume the Third Party Defense upon delivery of notice to such effect to the Indemnitor; provided that the (i) Indemnitor shall have the right to participate in the Third Party Defense at its sole cost and expense, but the Indemnitee shall control the investigation, defense and settlement thereof; and (ii) the Indemnitor will not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Indemnitor’s prior written consent (which consent was not unreasonably withheld, delayed or conditioned).

(d)    The Parties agree that the defense of any Third Party Claim against Buyer or any of its Affiliates or a Transferred Seller Representative alleging any act, event, circumstance, activity or conduct existing or occurring or arising prior to the applicable Conversion by a Transferred Seller Representative for which professional liability insurance coverage is available under any errors and omissions insurance policy of the Buyer or any of its Affiliates shall be controlled by panel counsel designated by the insurance carrier; provided, however, that if (i) such Third Party Claim is also brought against any Seller or (ii) the damages alleged or demanded in such Third Party Claim exceed, or at any time during the defense of such Third Party Claim become estimable and probable to exceed, the policy limits under the applicable insurance policies, the Sellers’ rights under Section 6.5(b), including the right to assume defense of such Third Party Claim, and the provisions of Section 6.5(c) shall apply.

SECTION 6.6. Indemnification Procedures for Non-Third Party Claims. The Indemnitee shall notify the Indemnitor in writing promptly of its discovery of any matter for which it is seeking or plans to seek indemnification hereunder and that does not involve a Third Party Claim, such notice shall (a)

state that the Indemnitee has paid Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement, and (b) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnitee claims to be entitled hereunder provided, however, that a failure by an Indemnitee to include information that is incomplete or unknown shall not affect the rights of the Indemnitee or the obligations of the Indemnitee other than if the Indemnitor shall have been actually prejudiced as a result of such failure. The Indemnitee will reasonably cooperate and assist the Indemnitor in determining the validity of any claim for indemnity by the Indemnitee and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

SECTION 6.7. Calculation of Indemnity Payments.

(a)    Each Indemnitee shall use its commercially reasonable efforts to pursue and collect on any recovery available under any insurance policies. The amount of Losses payable under this ARTICLE VI by the Indemnitor shall be reduced by any and all amounts recovered by the Indemnitee under applicable insurance policies or from any other Person alleged to be responsible therefor. If the Indemnitee receives any amounts under applicable insurance policies or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnitor, then such Indemnitee shall promptly reimburse the Indemnitor for any payment made or expense incurred by such Indemnitor in connection with providing such indemnification up to the amount received by the Indemnitee, net of any reasonable expenses incurred by such Indemnitee in collecting such amount.

(b)    To the extent required by applicable Law, each Indemnitee shall take commercially reasonable steps to mitigate any Losses as soon as reasonably practicable after such Indemnitee becomes aware of any event which does, or could reasonably be expected to, give rise to any such Losses.

(c)    In no event shall any Party be liable for (and the term Losses shall exclude) any (i) consequential, lost profits, special, indirect, exemplary or diminution in value Losses unless, and solely to the extent that, such Losses (A) are, as of the Closing Date, the reasonably foreseeable or contemplated consequence of the breach giving rise to such damages and (B) can be shown with reasonable certainty, or (ii) punitive damages unless, and solely to the extent that, a Party becomes obligated to pay any punitive damages to a third party that is not an Affiliate of any Party.

(d)    For purposes of determining the amount of Losses (but not for purposes of determining whether a breach of a representation or warranty has occurred) under this Article VI, all “materiality” and “material adverse effect” qualifiers contained in any representation or warranty shall be disregarded.

(e)    Any and all amounts payable by any Indemnitor to an Indemnitee will be payable promptly directly by such Indemnitor (or its designee) by wire transfer of same-day funds in accordance with payment instructions provided by such Indemnitee.

SECTION 6.8. Investigations. The right of any Indemnitee to indemnification pursuant to this Article VI will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the end of the Conversion Period, with respect to the accuracy of any representation or warranty, or performance of or compliance with any covenant or agreement, referred to in Sections 6.2 or 6.4.

SECTION 6.9. Characterization of Indemnification Payments. Except as otherwise required by applicable Law, the Parties shall treat any payment made pursuant to Section 2.9 and this Article VI as an adjustment to the purchase price for all Tax purposes.

ARTICLE VII

MISCELLANEOUS

SECTION 7.1. Notices. Any notice, request, demand, waiver, consent, approval or other communication that is required or permitted hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier; (c) on the date sent by email, with the original mailed by overnight courier service; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

(a)	if to the Buyer, to:

LPL Financial LLC

75 State Street, 22nd Floor

Boston, MA 02109

Attention:        Gregory M. Woods, Legal Department

Email:              greg.woods@lpl.com

with a required copy (which shall not constitute notice) to:

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

Attention:        Taylor J. Hart & Marko S. Zatylny

Email:              taylor.hart@ropesgray.com

                          marko.zatylny@ropesgray.com

(b)	if to the Sellers, to:

Jackson National Life Insurance Company

1 Corporate Way

Lansing, MI 48951

Attention:        Thomas Hyatte

                         Ken Stewart

Email:             thomas.hyatte@jackson.com

                         ken.stewart@jackson.com

with a required copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Attention:        R. Alec Dawson

                         Sheryl L. Orr

Email:             alec.dawson@morganlewis.com

                         sheryl.orr@morganlewis.com

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice pursuant to this Section 7.1 to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

SECTION 7.2. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

SECTION 7.3. Counterparts. This Agreement may be executed in counterparts, and any Party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto. The Parties agree that the delivery of this Agreement, and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile or electronically transmitted signatures.

SECTION 7.4. Entire Agreement; No Third Party Beneficiaries. This Agreement, the Confidentiality Agreement, the Confidential Disclosure Letter, Schedules, Exhibits, Appendices and the other documents,

instruments and agreements specifically referred to herein or therein or delivered pursuant hereto or thereto set forth the entire understanding of the Parties hereto with respect to the transactions contemplated by this Agreement. All Schedules, Exhibits and Appendices referred to herein are intended to be and hereby are specifically made a part of this Agreement. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement, except for the Letter Agreement, dated as of November 17, 2016, and the amendment and restatement thereof, dated as of July 7, 2017, between the Buyer and Brooke Holdings LLC (the “Confidentiality Agreement”). This Agreement will not confer any rights or remedies upon any Person other than the Parties hereto and their respective successors and permitted assigns.

SECTION 7.5. Governing Law. This Agreement and the exhibits and schedules hereto shall be governed by and interpreted and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

SECTION 7.6. Consent to Jurisdiction; Waiver of Jury Trial. Subject to Section 2.9 and Section 2.11, each Party hereto irrevocably submits to the exclusive jurisdiction of any state or federal court located within the County of New York in the State of New York for the purposes of any suit, action or other proceeding arising out of or in connection with this Agreement or any transaction contemplated hereby or thereby or the actions of the parties in the negotiation, administration, performance and enforcement hereof and thereof, and agrees to commence any such action, suit or proceeding only in such courts. Each Party further agrees that service of any process, summons, notice or document by United States registered mail to such Party’s respective address set forth herein shall be effective service of process for any such action, suit or proceeding. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby or thereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The Parties hereto agree that a final judgment in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

SECTION 7.7. Right to Specific Performance.

(a)    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise.

(b)    The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by the Buyer or the Sellers, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of the Buyer or the Sellers, as applicable, under this Agreement all in accordance with the terms of this Section 7.7.

(c)    Neither the Buyer nor the Sellers, as applicable, shall be required to provide any bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, all in accordance with the terms of this Section 7.7.

SECTION 7.8. Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties, provided, however, that upon ten Business Days’ prior notice (a) the Buyer may assign this Agreement to a wholly-owned Affiliate of the Buyer without the consent of the Sellers (but no such assignment will relieve the Buyer of its obligations hereunder) and (b) the Sellers may assign this Agreement to Parent without the prior written consent of the Buyer. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 7.8 shall be null and void, ab initio.

SECTION 7.9. Headings. All headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 7.10. Amendments and Waivers. This Agreement may not be amended, supplemented or modified except by an instrument in writing signed on behalf of the Buyer and by the Sellers. Any term or condition of this Agreement may be waived at any time in writing by the Party against whom such waiver is sought to be entered. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

SECTION 7.11. Schedules and Exhibits. Except as otherwise provided in this Agreement, all Exhibits and schedules referred to herein are intended to be and hereby are made a part of this Agreement. The Confidential Disclosure Letter has been arranged for purposes of convenience only, in sections corresponding to the Sections of this Agreement. The disclosure of any item in any section or subsection of the Confidential Disclosure Letter will be deemed disclosure with respect to each other section and subsection of the Confidential Disclosure Letter to which the relevance of such item is reasonably apparent on its face upon reading the disclosure that such disclosure is applicable to such other section or subsection. Certain information set forth in the Confidential Disclosure Letter is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Confidential Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Confidential Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Confidential Disclosure Letter is or is not material for purposes of this Agreement.

SECTION 7.12. Limited Guarantee. Parent hereby guarantees to Buyer the due and punctual performance by the Sellers of their payment and other obligations under this Agreement, and warrants, covenants and agrees that such guarantee is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to or departure from the terms and conditions of this Agreement that may be agreed to by the other parties hereto in accordance with the terms of this Agreement and that Sellers’ obligations under this Agreement shall not be released or discharged, in whole or in part, or otherwise affected by the failure or delay on the part of any other party hereto to assert any claim or demand or to enforce any right or remedy hereunder or by any insolvency, bankruptcy, reorganization or other similar proceeding instituted by or against any Seller.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

NATIONAL PLANNING HOLDINGS, INC.

By:	/s/ Scott Romine
Name:	Scott Romine
Title:	President & Chief Executive Officer

SII INVESTMENTS, INC.

By:	/s/ Gerry Gunderson
Name:	Gerry Gunderson
Title:	Senior Vice President/General Counsel

NATIONAL PLANNING CORPORATION

By:	/s/ Gerry Gunderson
Name:	Gerry Gunderson
Title:	Senior Vice President/General Counsel

IFC HOLDINGS INC.

By:	/s/ Steve H. Dowden
Name:	Steve H. Dowden
Title:	President & Chief Executive Officer

INVESTMENT CENTERS OF AMERICA, INC.

By:	/s/ Gerry Gunderson
Name:	Gerry Gunderson
Title:	Senior Vice President/General Counsel

[Signature Page to Asset Purchase Agreement]

LPL FINANCIAL LLC

By:	/s/ Gregory M. Woods
Name:	Gregory M. Woods
Title:	Secretary

[Signature Page to Asset Purchase Agreement]

Solely with respect to and as specified in Section 7.12:

BROOKE HOLDINGS LLC

By:	/s/ Barry Stowe
Name:	Barry Stowe
Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]